                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. ___ )(1)

                                  VillageEDOCS

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                                (Name of Issuer)

                           Common Stock, no par value

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                         (Title of Class of Securities)

                                    927118109

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                                 (CUSIP Number)

         K. Mason Conner, 14471 Chambers Road, Ste 105, Tustin, CA 92780
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 15, 2002

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             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          (Continued on following pages)                      Page 1 of 8 Pages

          ----------

          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 927118109                    13D                   Page 2 of 8 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      C. Alan Williams

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


         PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     21,830,128
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

               21,830,128

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CUSIP No. 927118109                    13D                   Page 3 of 8 Pages

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               21,830,128

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      65.7

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14   TYPE OF REPORTING PERSON*

      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 927118109                    13D                   Page 4 of 8 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joan P. Williams

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

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3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


      PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     21,830,128
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

               21,830,128

CUSIP No. 927118109                    13D                   Page 5 of 8 Pages

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               21,830,128

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      65.7

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 927118109                    13D                   Page 6 of 8 Pages


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Item 1. Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, no par value, of VillageEDOCS, a California corporation ("VEDO"), with its principal executive offices located at 14471 Chambers Road, Suite 105, Tustin, CA 92780.

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Item 2. Identity and Background.

     (a) C. Alan Williams is an individual citizen of the United States of America, whose address is 306 Morning Canyon Rd., Corona Del Mar, CA 92625.

     (b) Joan P. Williams is an individual citizen of the United States of America, whose address is 306 Morning Canyon Rd., Corona Del Mar, CA 92625.

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Item 3. Source and Amount of Funds or Other Consideration.

     On May 15, 2002, C. Alan Williams and Joan P. Williams ("Williams") gave notice to VEDO of the exercise of their conversion rights with respect to $2,039,245 in convertible secured promissory notes payable by VEDO. As of the date of this filing, an aggregate of 15,686,502 shares of the restricted common stock of VEDO was issuable to Williams in exchange for conversion of the $2,039,245 in convertible promissory notes. No payment was required upon conversion of the convertible secured promissory notes. The source of the purchase price for the convertible secured promissory notes was personal funds held for investment.

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Item 4. Purpose of Transaction.

     Each of C. Alan Williams and Joan P. Williams acquired the securities of VEDO that it beneficially owns for passive investment purposes and they do not have any plans or proposals that relate to or would result in any of the events listed in (a) through (j) of Item 4.

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Item 5. Interest in Securities of the Issuer.

     All of the information given below is as of April 30, 2002, as adjusted to reflect the issuance of 15,686,502 shares of Common Stock upon conversion of $2,039,245 in convertible secured promissory notes payable by VEDO. Percentages are based on 33,236,938 shares of Common Stock outstanding.

     Collectively, the Reporting Persons beneficially own and have shared voting and dispositive power over 21,830,128 shares, or 65.7%, of Common Stock outstanding.

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CUSIP No. 927118109                    13D                   Page 7 of 8 Pages

     During the last 60 days, the Reporting Persons have effected the following transactions in the Issuer's securities:

     On April 24, 2002, the Reporting Persons were issued a convertible promissory note in consideration for cash in the amount of $45,000, the terms of which are described in Item 6.

     On May 13, 2002, the Reporting Persons were issued a convertible secured promissory note in consideration for cash in the amount of $45,000, the terms of which are described in Item 6.

     On May 15, 2002, the Reporting Persons gave notice to VEDO of the exercise of their conversion rights with respect to $2,039,245 in convertible secured promissory notes payable by VEDO and convertible into 15,686,502 shares of the restricted common stock of VEDO.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As an inducement for the extension of the due date with respect to $2,039,245 in convertible promissory notes issued through April 10, 2002 and due between June 2002 and October 2003 (the "Notes") and as inducement for receipt of up to $610,000 in debt financing during 2002, VEDO entered into two agreements dated May 9, 2002 with the Reporting Persons, a Promissory Note Modification Agreement and a Security Agreement (the "May 9, 2002 Agreements"). Pursuant to the May 9, 2002 Agreements, the Notes were modified to include the following terms. The Notes, as modified, are secured by a security interest in all of VEDO's assets. The principal and accrued interest on the Notes, as modified, are due at the earlier of one of three events: 1) October 31, 2005; 2) acquisition of controlling interest in VEDO by a third party; or 3) VEDO achieves equity financing of a minimum of $3,000,000. If VEDO is acquired, the principal and accrued interest on the Notes, as modified, are convertible into shares of VEDO's common stock at the lower of $2.50 per share or the price paid per share by the acquirer. In addition, the principal and accrued interest on the Notes, as modified, are convertible into shares of VEDO's common stock at a conversion price equal to the lower of $2.50 per share or the average of VEDO's common stock closing bid price on the OTCBB, NASDAQ or other established securities exchange or market for the ten (10) consecutive trading days prior to the date the Reporting Persons deliver written notice of conversion election to VEDO. In addition, the May 9, 2002 Agreements grant to the Reporting Persons piggyback registration rights with respect to all previously unregistered shares of VEDO common stock held by the Reporting Persons, whether issued for cash or for conversion of the Notes, as modified.

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Item 7. Material to be Filed as Exhibits.

     Exhibit 7.1. Promissory Note Modification Agreement dated May 9, 2002 by and among the Company, Joan P. Williams and C. Alan Williams. Filed as
     Exhibit 4.3 to VEDO's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2002 and incorporated herein by reference.

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CUSIP No. 927118109                    13D                   Page 8 of 8 Pages

     Exhibit 7.2. Security Agreement dated May 9, 2002 by and among the Company, Joan P. Williams and C. Alan Williams. Previously filed as Exhibit 4.4 to VEDO's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2002 and incorporated herein by reference.

     Exhibit 7.3. Form of Unsecured Convertible Promissory Note. Previously filed as Exhibit 4.5 to VEDO's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2002 and incorporated herein by reference.

     Exhibit 7.4. Form of Convertible Secured Promissory Note. Previously Filed as Exhibit 4.6 to VEDO's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2002 and incorporated herein by reference.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     5/29/02
                                        ----------------------------------------
                                                         (Date)



                                                     /s/ C. Alan Williams
                                        ----------------------------------------
                                        C. Alan Williams, an individual



                                                     5/29/02
                                        ----------------------------------------
                                                         (Date)



                                                     /s/Joan P. Williams
                                        ----------------------------------------
                                        Joan P. Williams, an individual

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).